CABINET GROW, INC.

319 CLEMATIS STREET, SUITE 1008

WEST PALM BEACH, FL. 33401

October 15, 2014

Filed Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4631

ATTN:	Justin Dobbie
Legal Branch Chief

Re:	Cabinet Grow, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 26, 2014
File No. 333-197749

Dear Mr. Dobbie:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated October 8, 2014, with respect to the above-referenced filing. Amendment No. 2 to Registration Statement on Form S-1 of Cabinet Grow, Inc., a Nevada corporation (the “Company”), incorporates our responses to your comments. Our responses below follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	We note your response to our prior comment 36 that you believe there is a relatively low risk that you may be deemed to be facilitating the selling or distribution of marijuana. Consistent with your response and your prior government regulation discussion, please disclose in an appropriate section of the prospectus that you believe there is a risk that you may be deemed to be facilitating the selling or distribution of marijuana in violation of federal law.

Response 1: Because we do not sell or distribute any cannabis seed or cannabis plant products we have no risk of that we will be deemed to facilitate the selling or distribution of cannabis in violation of federal law.  However, should it be determined under the CSA that our products or equipment are deemed to fall under the definition of drug paraphernalia because our products are primarily intended or designed for use in manufacturing or producing cannabis we could be found to be in violation of federal drug paraphernalia laws and there may be a direct and adverse effect on revenues and profits of the Company. We have added such disclosure in our second risk factor.

Our Company, page 5

2.	We note your response to our prior comment 2. Please disclose in the Summary that your independent auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Response 2: We have included in the Summary a disclosure that our independent auditor has expressed substantial doubt regarding our ability to continue as a going concern.

Summary Financial Data, page 7

3.	We note your response to our prior comment 4. Please tell us and expand Note (1) to explain the additional adjustment to cash other than the assumed sale of common stock.

Response 3: We expanded Note (1) to explain the only adjustment to cash is the assumed sale of common stock, net of the offering costs of $40,000. Amendment No.1 also contained a transposition error of $270 that has been corrected in this filing.

4.	We note your response to our prior comment 5. You state that netting, and not recording the related convertible notes payable, would not be a representationally faithful presentation of the Company’s obligations on its statement of financial position. However, we note your disclosure in Item 15 on page II-2 that you “have no obligation to pay CVP any amounts on any unfunded portion of the Company Note.” Given this lack of obligation, it does not appear to be representationally faithful to present a liability on your balance sheet for an unfunded note for which you state you have no obligation to pay. Further, in your response you state that you concluded that netting was prohibited under GAAP because the condition specified under ASC 210-20-45-1-c, the reporting party intends to set off, was not met. However, ASC 210-20-45-1-a states that right of setoff can only exist when each of two parties owes the other determinable amounts. As you state on page II-2 of your filing, you have no obligation to pay CVP any amounts on any unfunded portion of the note. Therefore, it does not appear that reference to the right of setoff conditions in ASC 210-20-45 is applicable to the unfunded portion. Given this, we believe you should amend your filing to restate your financial statements to correct notes receivable and the associated liability for the unfunded portion of the notes.

Response 4: Based on management’s further analysis that the Company has no obligation to pay for any unfunded portion of the issued convertible promissory note, we have restated our financial statements to correct notes receivable and the associated liability for the unfunded portion of the note.

Risk Factors, page 8

It is possible that federal or state legislation could be enacted .. . . , page 8

5.	Your disclosure in the sixth and seventh sentences of the first paragraph and the fourth and fifth sentences of the second paragraph of this risk factor tends to mitigate the risk presented. Please revise this risk factor accordingly.

Response 5: We have revised the risk factor and have removed any sentences that tended to mitigate the risk presented.

Potential conflicts of interest . . . , page 11

6.	We note your response to our prior comment 3. Please quantify in this risk factor the annual travel expenses to reimburse your CEO and CFO.

Response 6: We have revised the risk factor to quantify the annual travel expense to be reimbursed to our CFO to be $10,000. Please note there are no additional travel expenses related to conflicts of interest for either or COO or CEO.

Plan of Distribution, page 17

The Offering will be Sold by Our Officers and Directors, page 17

7.	We note your response to prior comment 19. Please clarify in the first paragraph in this section that the offering may be extended an additional 90 days at the sole discretion of your Board of Directors.

Response 7: We have revised the risk factor to clarify that the offering may be extended by an additional 90 days at the sole discretion of our Board of Directors.

Government Regulation, page 25

8.	We note your revised disclosure in this section. To the extent material to an understanding of the regulations applicable to your business, please discuss the provisions of the Controlled Substances Act that are applicable to the growth, sale, or possession of medical cannabis and discuss the consequences if you were found not in compliance with the Controlled Substances Act.

Response 8: The provisions of the Controlled Substances Act (“CSA”) (21 U.S.C. § 811), that are applicable to the growth, sale or possession of medical cannabis are based on the fact that the federal government does not recognize the difference between medical and recreational use of cannabis. Under federal law, cannabis is treated like every other controlled substance, such as cocaine and heroin. The federal government places every controlled substance in a schedule, in principle according to its relative potential for abuse and medicinal value. Under the CSA, cannabis is classified as a Schedule I drug, which means that the federal government views medical cannabis as highly addictive and having no medical value. Under 21 U.S.C. § 863 It is unlawful for any person (1) to sell or offer for sale drug paraphernalia; (2) to use the mails or any other facility of interstate commerce to transport drug paraphernalia; or (3) to import or export drug paraphernalia.

The term "drug paraphernalia" means any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance, possession of which is unlawful under this subchapter. It includes items primarily intended or designed for use in ingesting, inhaling, or otherwise introducing marijuana, cocaine, hashish, hashish oil, PCP, methamphetamine, or amphetamines into the human body.

The extent to which the regulation of drug paraphernalia under the CSA is applicable to our business and the sale of our product is found in the definition of drug paraphernalia. Drug paraphernalia means any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing processing, preparing, injecting ingesting, inhaling or otherwise introducing into the human body a controlled substance, possession of which is unlawful. Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis. If the Department of Justice (the “DOJ”) Guidance Regarding Marijuana Enforcement to all United States Attorneys from Deputy Attorney General David Ogden on October 19, 2009, and from Deputy Attorney General James Cole on June 29, 2011 and again from Deputy Attorney General James Cole on August 29, 2013, were reversed and it was determined that the Company violated the regulation of drug paraphernalia under the CSA then the Company would need to make appropriate modifications to its products to avoid violation of the CSA. Until Congress amends the CSA with respect to medical marijuana, there is a risk that federal authorities may enforce current federal law. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect revenues and profits of the Company. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings and stated federal policy remains uncertain.

9.	We note your response to our prior comment 36. Please disclose in this section your belief that the Controlled Substances Act and state laws would prohibit you from selling your products if you knew the purpose was to grow recreational cannabis. Please also clarify your belief with respect to sales of your products if you knew the purpose was to grow cannabis for medical purposes.

Response 9: The extent to which the regulation of drug paraphernalia under the CSA is applicable to our business and the sale of our product is found in the definition of drug paraphernalia. Drug paraphernalia means any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing processing, preparing, injecting ingesting, inhaling or otherwise introducing into the human body a controlled substance, possession of which is unlawful. Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis. If the Department of Justice (the “DOJ”) Guidance Regarding Marijuana Enforcement to all United States Attorneys from Deputy Attorney General David Ogden on October 19, 2009, and from Deputy Attorney General James Cole on June 29, 2011 and again from Deputy Attorney General James Cole on August 29, 2013, were reversed and it was determined that the Company violated the regulation of drug paraphernalia under the CSA then the Company would need to make appropriate modifications to its products to avoid violation of the CSA.

10.	Please clarify whether or not you believe you have an affirmative obligation to confirm the purposes for which customers purchase your products under federal or state laws.

Response 10: Although it is possible that medical cannabis may be grown in our hydroponic and soil based equipment, we make no inquiry of our customers as to their intended agricultural use of or products. We do not believe we have an affirmative obligation to inquire from our customers their intended use of a legal hydroponic and soil based equipment intended for small scale recreational agricultural. Similarly, we would not expect a potting soil manufacturer to inquire from its customers if they intended to use the soil to grow medical cannabis or a recreational greenhouse manufacturer to inquire from its customers if they intended to use the green house to grow medical cannabis.

Note 5: Convertible Notes Payable, page F-19

11.	We note your response to our prior comment 18. Please tell us how you determined that the conversion feature should be separated and treated as a derivative, including specifically how it met all of the criteria in ASC 815-15-25-1. Include in your response how the “certain defaults and remedy clauses contained in the terms and conditions” referenced in your response resulted in your current accounting treatment.

Response 11: We have restated our financial statements and disclosures as we have determined that the conversion feature should not be separated and should not be treated as a derivative as the Company did not meet all the criteria in ASC 815-15-25-1. Since the Company is a private company, the conversion option does not qualify as a derivative and the convertible option would not be required to be bifurcated from the host contract. Since the convertible note included an embedded conversion feature that did not qualify to be bi-furcated as a derivative, management evaluated this feature to determine whether it meets the definition of a beneficial conversion feature (“BCF”) within the scope of ASC 470-20, “Debt with Conversion and Other Options”, and determined that a BCF existed. The Company recorded a discount against the debt of $25,874 to be amortized into interest expense over the term of the loan. Amortization of the discount totaled $1,184 for the six months ended June 30, 2014.

The Company also issued a five year warrant to CVP to purchase the number of shares equal to $420,000 divided by 70% of the average of the three (3) lowest closing bid prices in the twenty (20) trading days immediately preceding the applicable conversion. Based on the current discounted cash flow valuation, the Company estimated that CVP can purchase 6,000,000 shares of common stock, with an exercise price of $0.20 per share. The Company allocated $254,319 of the proceeds from the note to the warrants based on their relative fair value, and recorded a discount against the debt to be amortized into interest expense over the term of the loan. Amortization of the discount totaled $11,637 for the six months ended June 30, 2014.The carrying amount of the Company Note as of June 30, 2014, was $242,416, net of unamortized discounts of $315,084.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Barry Hollander

Barry Hollander

Chief Financial Officer

cc:	Sam May
Laura Anthony, Esq.
Legal & Compliance, LLC